Exhibit 99.2

AIOS Tech Inc.

PROXY CARD FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MAY 29, 2026 AT 09:00 A.M. BEIJING TIME

The undersigned, being a shareholder of AIOS Tech Inc., a business company incorporated in the British Virgin Islands (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of the Shareholders of the Company (the “EGM”) and the Proxy Statement, each dated April 30, 2026, and hereby appoints __________________ of ___________________ or, if no person is otherwise specified, the chairperson of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held on May 29, 2026 at 9 a.m., Beijing Time, at Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon. Hong Kong, and to vote all the shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations.

1.	It is resolved that, subject to the necessary filing with the Registrar, the number of votes that holders of Class B common shares of the Company are entitled to cast on a poll in a meeting of the shareholders of the Company be increased from 5 votes for each Class B common share they hold to 100 votes for each Class B common share they hold.

___ FOR ___ AGAINST ___ ABSTAIN

2.	It is resolved that, subject to the necessary filing with the Registrar, the adoption by the Company of the amended and restated memorandum and articles of association, a form of which is attached herein (the Amended and Restated M&A), in substitution for, and to the exclusion of, the Company's memorandum and articles of association then in effect, to effect, among other things, the Class B Variation.

___ FOR ___ AGAINST ___ ABSTAIN

3.	It is resolved that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

___ FOR ___ AGAINST ___ ABSTAIN

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

Please date this Proxy Card and sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: